FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of June 2015

MEDIGUS LTD.
(Translation of registrant's name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

CONTENTS

On June 14, 2015, Medigus Ltd, (the “Registrant” or the “Company”) published immediate reports on the MAGNA site of the Israel Securities Authority and Tel Aviv Stock Exchange regarding the following matters, which are summarized below:

1)	The results of a special general meeting of shareholders of the Company held on June 14, 2015 at 11 a.m., according to which the following resolution was duly approved:

The shareholders of the Company approved to authorize the Company, as of the date of the meeting of the shareholders of the Company, to change from reporting in accordance with Chapter F of the Israeli Securities Law, 5728-1968 (the “Law”) and start reporting in accordance with Chapter E3 of the Law and the regulations promulgated thereunder, namely, in accordance with the U.S. securities regulation, all in accordance with and subject to the provisions of Section 35XXXII of the Law.

The resolution was approved by the required majority:

Total amount of shares participating in the voting:  126,068,569

Amount of shares voting in favor: 122,874,963 (97.47%)
Amount of shares voting against: 3,193,606 (2.53%)

Amount of shares voting in favor, excluding the Company’s controlling shareholders: 68,324,955 (95.53%)
Amount of shares voting against, excluding the Company’s controlling shareholders: 3,193,606 (4.47%)

2)	The results of a special general meeting of the holders of Series 8 Warrants of the Company held on June 14, 2015 at 12 p.m., according to which the following resolution was duly approved:

The holders of the Series 8 warrants of the Company approved to authorize the Company, as of the date of the meeting of the holders of Series 8 Warrants  of the Company, to change from reporting in accordance with Chapter F of the Israeli Securities Law, 5728-1968 (the “Law”) and start reporting in accordance with Chapter E3 of the Law and the regulations promulgated thereunder, namely, in accordance with the U.S. securities regulation, all in accordance with and subject to the provisions of Section 35XXXII of the Law.

The resolution was approved by the required majority:

Total amount of Series 8 warrants participating in the voting:  7,953,500

Amount of Series 8 warrants voting in favor: 7,479,500 (94.04%)
Amount of Series 8 warrants voting against: 474,000 (5.96%)

Amount of Series 8 warrants voting in favor, excluding the Company’s controlling shareholders: 7,000,000 (93.66%)
Amount of Series 8 warrants voting against, excluding the Company’s controlling shareholders: 474,000 (6.34%)

3)	Changing the Company’s reporting regime in accordance with American securities laws

In accordance with Section 35XXXIII of the Israel Securities Law 1968 (the "Law"), and pursuant to aforementioned approvals of the shareholders and the holders of Warrants (Series 8) of the Company dated June 14, 2015 to change from reporting in accordance with Chapter F of the Law and start reporting in accordance with Chapter E3 of the Law and the regulations promulgated thereunder (namely, in accordance with the U.S. securities laws and regulations), and in accordance with the exemption from reporting under Chapter F of the Law which was received from the Israel Securities Authority, the Company announced  that as of June 14, 2015 it shall commence reporting to the Israel Securities Authority and the Tel Aviv Stock Exchange in accordance with the provisions of Chapter E3 of the Law and the regulations promulgated thereunder (i.e., in accordance with US securities laws and regulations), all as described in the Notices and Proxy Statements of Special General Meetings of the Shareholders of the Company and of the holders of Warrants (Series 8) of the Company which were published by the Company on May 21, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: June 15, 2015	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer